FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of September 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: September 23, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus Strengthens its Commitment to the
Conventional Card Arm of its North American Operations

International smart card leader appoints Timothy Wright as Director of North
America Conventional Card Sales

Luxembourg and Horsham, Pennsylvania — September 23, 2003 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reaffirms its commitment to the North American conventional card market and appoints Timothy Wright as Director of North American Conventional Card Sales.

Gemplus is ramping-up its North American conventional card business to take a life of its own, with local management, dedicated sales and technical teams, and a local manufacturing facility with high-volume production capacity. Globally recognized for its leadership in smart cards, Gemplus expects this decision to positively impact both its conventional and smart card customers in North America by enhancing its ability to provide high-quality innovative solutions at a low cost. To meet this need, Gemplus recently appointed Timothy Wright as Director of North America Conventional Card Sales. In this capacity, Wright will oversee Gemplus’ conventional card sales and customer service activities and operations based in Montgomeryville, Pennsylvania.

Wright previously served as Vice President of Sales for De La Rue Brand in the United States from 2000 to 2002 and Sales and Marketing Manager of Secure Card Products for Dainippon Ink & Chemicals Inc. in New Jersey from 1996 to 2000. Prior to joining Dainippon Ink & Chemicals Inc., Wright spent nine years (1985 — 1992, 1994 — 1996) in Japan where he held numerous international marketing management positions in Tokyo and became the first foreign student to earn a Masters degree in Law at Niigata University. Wright also received a Bachelor of Arts degree in Communications from Rutgers University in New Jersey.

Timothy Wright is a current member of the International Card Manufacturers Association (ICMA) Board of Directors and is actively involved in a number of card industry standards groups.

Gemplus carries over 25 years of conventional card production expertise with the acquisition of DataCard’s conventional card manufacturing assets in 1995. Its Montgomeryville, Pennsylvania production facility is ISO 9002 and ISO 1400 certified, making it safe, healthy, and good for the environment. Gemplus also offers customers an in-house service bureau for embossing, encoding, thermal graphics, ink-jet printing, PIN generation, bar codes, inserting, value-added packaging, and mailing.

Gemplus is widely recognized for its high-quality production and printing and on-time delivery of its conventional card products, which include PVC (traditional plastic card body), GemLucence (translucent PVC card body), and HoloGem (PVC card body covered with foil to produce a holographic or mirror effect).

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For further information, contact:
Kerry Butler Gemplus Tel: +1 215 390 2840 Email: kerry.butler@gemplus.com	Michelle Cox Edelman Public Relations Tel: +1 323 202 1035 Email: michelle.cox@edelman.com